Exhibit 23(b)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated June 12, 2009, with respect to the statements of net assets available for benefits of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan for the years ended December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the year ended December 31, 2008, and the related supplemental schedules as of December 31, 2008, which report appears in the December 31, 2008, annual report on Form 11-K of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan.  We also consent to the references to us under the heading “Interests of Named Experts and Counsel” in such Registration Statement.

/s/ Reilly, Penner & Benton LLP

Reilly, Penner & Benton LLP
Milwaukee, Wisconsin
November 4, 2009